Exhibit

Exhibit Description

99.1	Announcement on 2009/10/28: The Board of Directors resolved to issue the 3rd unsecured overseas exchangeable bonds

99.2	Announcement on 2009/10/28: The Board of Directors resolved to issue the 4th unsecured overseas exchangeable bonds

99.3	Announcement on 2009/10/28: Board resoluted to acquire UMC Japan through Tender Offer

99.4	Announcement on 2009/10/28: UMC announced its unconsolidated operating results for the third quarter of 2009

99.5	Announcement on 2009/10/28: To announce related materials on acquisition of GREEN EARTH LIMITED common shares

99.6	Announcement on 2009/10/28: To announce related materials on capital injection in Alpha Wisdom Limited common shares

99.7	Announcement on 2009/10/28: Represent subsidiary GREEN EARTH LIMITED to announce related materials on investment of Daiwa Quantum Capital Partners I L.P

99.8	Announcement on 2009/10/29: Supplement for 3Q2009 Earnings Release & Investor Conference on October 28, 2009

99.9	Announcement on 2009/11/02: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2009/11/02: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2009/11/02: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2009/11/03: UMC will attend investor conferences on 2009/11/04

99.13	Announcement on 2009/11/04:UMC will attend investor conferences on 2009/11/05

99.14	Announcement on 2009/11/09: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on 2009/11/09: October Revenue

99.16	Announcement on 2009/11/13: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

The Board of Directors resolved to issue the 3rd unsecured overseas exchangeable bonds

Date of events:2009/10/28

1.Date of the board of directors resolution:2009/10/28

2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of Co.¡j: 3rd issue of unsecured overseas exchangeable bonds of United Microelectronics Corp.

3.Total amount of the issue:less than USD 140 million

4.Face value:temporarily set at USD 100,000 each or greater

5.Issue price:temporarily set 100% of par value

6.Issue period:temporarily set five years

7.Issue coupon/interest rate:temporarily set at 0%

8.Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A

9.Use of the funds raised by the offering and utilization plan:funding for acquiring equipment for Fab 12i

10.Underwriting method:the UMC Chairman is authorized to determine according to the market situation

11.Trustees for the bonds:the UMC Chairman is authorized to determine according to the market situation

12.Underwriter or distributing agent institution:the UMC Chairman is authorized to determine according to the market situation

13.Guarantor(s) for the issue:N/A

14.Institution serving as agent for payment of the principal and interest:the UMC Chairman is authorized to determine according to the market situation

15.Certifying institution:the UMC Chairman is authorized to determine according to the market situation

16.Where convertible into shares, the rules for conversion:the UMC Chairman is authorized to determine according to the market situation

17.Resale conditions:the UMC Chairman is authorized to determine according to the market situation

18.Repurchase conditions:the UMC Chairman is authorized to determine according to the market situation

19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A

20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A

21.Any other matters that need to be specified:the UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issuance amount, pricing, exchange price and ratio, and other relevant terms.

Exhibit 99.2

The Board of Directors resolved to issue the 4th unsecured overseas exchangeable bonds

Date of events:2009/10/28

1.Date of the board of directors resolution:2009/10/28

2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: 4th issue of unsecured overseas exchangeable bonds of United Microelectronics Corp.

3.Total amount of the issue:less than USD 80 million

4.Face value:temporarily set at USD 100,000 each or greater

5.Issue price:temporarily set 100% of par value

6.Issue period:temporarily set five years

7.Issue coupon/interest rate:temporarily set at 0%

8.Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A

9.Use of the funds raised by the offering and utilization plan:funding for acquiring equipment for Fab 12A

10.Underwriting method:the UMC Chairman is authorized to determine according to the market situation

11.Trustees for the bonds:the UMC Chairman is authorized to determine according to the market situation

12.Underwriter or distributing agent institution:the UMC Chairman is authorized to determine according to the market situation

13.Guarantor(s) for the issue:N/A

14.Institution serving as agent for payment of the principal and interest:the UMC Chairman is authorized to determine according to the market situation

15.Certifying institution:the UMC Chairman is authorized to determine according to the market situation

16.Where convertible into shares, the rules for conversion:the UMC Chairman is authorized to determine according to the market situation

17.Resale conditions:the UMC Chairman is authorized to determine according to the market situation

18.Repurchase conditions:the UMC Chairman is authorized to determine according to the market situation

19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A

20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A

21.Any other matters that need to be specified:the UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issuance amount, pricing, exchange price and ratio, and other relevant terms.

Exhibit 99.3

Board resoluted to acquire UMC Japan through Tender Offer

Date of events:2009/10/28

1.Kind of merger/acquisition (e.g.merger, consolidation, spin-off ,acquisition, or receiving assignment of shares):Tender Offer

2.Date of occurrence of the event:2009/10/28

3.Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):UMC Japan

4.Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of             shares):Tender Offer in Jasdaq

5.Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:N/A

6.Purpose/objective of the merger/acquisitionation:To enhance globalization and integrate group resources

7.Anticipated benefits of the merger/acquisition:To reap the benefits of economies of scale and efficiency in operation from developing business on a global basis.

8.Effect of the merger or consolidation on net worth per share and earnings per share:N/A

9.Share exchange ratio and basis of its calculation:N/A

10.Scheduled timetable for consummation:The Tender Offer period is from 98/10/29 to 98/12/14

11.Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:N/A

12.Basic information of companies participating in the merger:N/A

13.Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):N/A

14.Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:N/A

15.Other important stipulations:The Tender Offer price is 12,500 Yen per share.

16.Do the directors have any objection to the present transaction?The Offeror will be the Company’s 100% owned subsidiary — Alpha Wisdom Limited.

Exhibit 99.4

UMC announced its unconsolidated operating results for the third quarter of 2009

Date of events:2009/10/28

Contents:

1.Date of the investor/press conference:2009/10/28

2.Location of the investor/press conference: 2nd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the third quarter of 2009. Revenue increased 21.1% QoQ to NT$27.41 billion, from NT$22.63 billion in 2Q09, and increased 10.7% YoY, from NT$24.75 billion in 3Q08. Gross profit margin was 27.9%, with operating margin of 15.4%. Net income in 3Q09 was NT$6.09 billion, with earnings per ordinary share of NT$0.48 Dr. Shih-Wei Sun, CEO of UMC said, “The positive momentum we experienced in Q2 carried over into Q3. Shipments surpassed 1 million wafers, rising to 1,017,000 8-inch equivalent wafers, the second highest number in UMC’s history.Utilization rate grew to 89% for the third quarter. Revenue for Q3 was the highest it’s been for the past seven quarters, while gross profit margin increased to the highest level in five years. UMC is optimistic about the fourth quarter and expects ASP to rise as our product mix continues to improve.However, factors such as seasonal adjustment and appreciation of the NTD may slightly impact our revenue in Q4. As a whole, UMC expects continued profitability from our foundry business and will be overall profitable for the year. Moreover, UMC intends to distribute dividends and employee bonuses next year.

4.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of GREEN EARTH LIMITED common shares

Date of events:2009/10/28

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of GREEN EARTH LIMITED

2.Date of occurrence of the event:2009/10/28

3.Volume, unit price, and total monetary amount of the transaction:trading volume: 10,000,000 shares; average unit price:USD1;total amount: USD10,000,000

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): GREEN EARTH LIMITED.;Investee company which UMC holds 100.00%.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Full payment; None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The decision making manner: one-time payment the reference basis for the decision on price: Book Value per share. The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 10,000,000 shares;amount: USD10,000,000; percentage of holdings: 100.00%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:ratio of total assets: 25.480% ratio of shareholder’s equity: 28.73%;the working capital as shown in the most recent financial statement:$43,942,111 thousands NTD

13.Broker and broker’s fee:N/A

14.Concrete purpose or use of the acquisition or disposition:Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of:USD1

16.Do the directors have any objection to the present transaction?:No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.6

To announce related materials on capital injection in Alpha Wisdom Limited common shares

Date of events:2009/10/28

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of Alpha Wisdom Limited

2.Date of occurrence of the event:2009/10/28

3.Volume, unit price, and total monetary amount of the transaction:trading volume: 70,000,000 shares; average unit price: $1 USD;total amount: $70,000,000 USD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Investee company which UMC holds 100%.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:one-time payment when Tendor Offer result meets threshold;None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The decision making manner: New share issuance.The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 1 shares;amount: $1 USD; percentage of holdings: 100%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:ratio of total assets: 25.48% ratio of shareholder’s equity: 28.73%;the operational capital as shown in the most recent financial statement:$43,942,111 thousands NTD

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition:For Tender Offer purpose

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified: None

Exhibit 99.7

Represent subsidiary GREEN EARTH LIMITED to announce related materials on investment of Daiwa Quantum Capital Partners I L.P

Date of events:2009/10/28

Contents:

1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield):Daiwa Quantum Capital Partners I L.P

2.Date of occurrence of the event:2009/10/28

3.Volume, unit price, and total monetary amount of the transaction:NA shares; unit price: NA; amount:USD10,000,000

4.Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Daiwa Quantum Capital Partners I L.P; none

5.Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):NA

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:one time payment USD10,000,000;None;None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:private equity capital increase in cash, new             shares issuance;base on the Limited partnership investing amount;Chairman office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):NA shares; USD 10,000,000 ; 12.5% ; None

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:Total asset: 100.00%; shareholder’s equity: 100.00%;operating capital: USD10,000,000

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: NA

15.Net worth per share of company underlying securities acquired or disposed of:NA

16.Do the directors have any objection to the present transaction?:No

Exhibit 99.8

Supplement for 3Q2009 Earnings Release & Investor Conference on October 28, 2009

Date of events:2009/10/29
1.Name of the reporting media: Economic Daily News, A3
2.Date of the report:2009/10/29
3.Content of the report: The highest in last 5 years, UMC gross margin reach 28%
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:4Q09 Guidance and Outlook
Wafer shipments:to decrease by approximately 0-3%
Wafer ASP in US$:to rise by approximately 0-3%
Capacity utilization rate:mid-80%
2009 CAPEX budget:US$500 million
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/10/14~2009/11/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 522,217,000NTD;total transaction price: $ 522,217,000NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/20~2009/11/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 939,416,233NTD;total transaction price: $ 939,416,233NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL .; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/10/30~2009/11/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 1,007,075,193NTD;total transaction price: $ 1,007,075,193NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.12

UMC will attend investor conferences on 2009/11/04

1.Date of the investor/press conference:2009/11/04
2.Location of the investor/press conference: Beijing, China
3.Financial and business related information:The Company will attend the China Investment Summit held by Bank of America Merrill Lynch from 2009/11/04 to 2009/11/05 in Beijing, China.
4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.13

UMC will attend investor conferences on 2009/11/05

1.Date of the investor/press conference:2009/11/05
2.Location of the investor/press conference: London, UK
3.Financial and business related information:The Company will attend the London Conference Digital Asia held by BNP Paribas from 2009/11/05 to 2009/11/06 in London, UK
4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/03/19~2009/11/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 762,757,496NTD;total transaction price: $ 762,757,496NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT ASS OCIATES PACRIM PTE.LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.15

United Microelectronics Corporation
November 9, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
October	Invoice amount	6,555,057	6,108,143	446,914	7.32%
2009	Invoice amount	54,187,491	65,033,962	(10,846,471)	(16.68%)
October	Net sales	9,296,818	7,906,693	1,390,125	17.58%
2009	Net sales	70,168,774	81,895,792	(11,727,018)	(14.32%)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	107,077

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,899,502
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	11,627,490	7,500,000
Fair Value	-90,256	88,305
Net Profit from Fair Value	-150,006	7,944
Written-off Trading Contracts	42,385,995	7,500,000
Realized profit (loss)	156,434	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.16

United Microelectronics Corporation
For the month of October, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of October, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	September 30, 2009	October 31, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	September 30, 2009	October 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2009
Fixed assets	51,951	295,023
Semiconductor Manufacturing Equipment	5,019,021	14,062,631

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	0	35,017